July 16, 2010

Robert F. Friel
Chairman of the Board and Chief Executive Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, Massachusetts 02451

> **Re:** **PerkinElmer, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2010**
> **Filed March 1, 2010**
> **File No. 1-05075**
> **Response Letter Dated June 30, 2010**

Dear Mr. Friel:

We refer you to our comment letter dated June 22, 2010 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
Assistant Director
Division of Corporation Finance